VIA EDGAR

June 26, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Lauren Nguyen Nudrat Salik
Li Xiao

Re:	Alps Global Holding Pubco
Amendment No. 4 to Registration Statement on Form F-4 Filed June 9, 2025
File No. 333-284035

Ladies and Gentlemen:

On behalf of Alps Global Holding Pubco (the “Company,” “we,” “our,” or “us”), we submit this letter in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 18, 2025 (the “Comment Letter”) with respect to the Amendment No. 4 to the Registration Statement on Form F-4 filed with the Commission on June 9, 2025 (the “Amendment No. 4”) through EDGAR.

For your convenience, we have repeated each of the Staff’s comments below in bold text, followed by the Company’s responses. We have included page references in the Amendment No. 4 where the language addressing a particular comment appears. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 4.

The Company has revised the Amendment No. 4 in response to the Staff’s comments and is concurrently submitting the Amendment No. 5 to the Registration Statement on Form F-4 (the “Amendment No. 5”) with this letter, which reflects these revisions and updates and clarifies certain other information.

Amendment No. 4 to Registration Statement on Form F-4

Financial Statements for Globalink Investment Inc. for the Period Ended March 31, 2025

Note 5. Related Party Transactions, page F-31

1.	We note that you had two debt transactions in which the terms were modified and for which you determined that extinguishment accounting should be used. Specifically, the March 24, 2025 transaction related to advances from the affiliate of the sponsor and the March 5, 2025 transaction with Public Gold Marketing Sdn Bhd. Please help us better understand how you determined the appropriate accounting for these transactions pursuant to ASC 470-50, including how you determined it should be treated as an extinguishment. Please also address how you determined that the gain should be considered a debt discount and amortized over the expected term of the notes. Refer to ASC 470-50-40-2 which indicates that the difference between the reacquisition price of debt and the net carrying amount of the extinguished debt shall be recognized currently in income in the period of extinguishment as losses or gains and identified as a separate item. This guidance also notes that gains shall not be amortized to future periods and that extinguishment transactions between related entities may be in essence capital transactions. Please advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered whether the transactions supported the derecognition of a liability and concluded that the liability should not be derecognized until the cash payment and capitalized shares are transferred in accordance with ASC 405-20, which does not occur in this case until 60 days of closing. As a result of the conclusions above, the Company considered whether the transactions qualified as a debt extinguishment in accordance with ASC 470-50 as a result of the addition of a substantive conversion feature under the amended terms and concluded that the transactions, after amendment, contain substantially different terms due to the addition of a substantive conversion feature; therefore, in accordance with ASC 470-50, should be accounted for as a debt extinguishment. The substantive conversion feature added to the agreement is considered substantive because it meets the criteria outlined in ASC 470-20-40-7 through 40-9. Specifically, the conversion feature is reasonably possible to be exercised in the future. The conversion price of $10.00 per share is favorable compared to the traded stock price of $12.00 as of the modification date, making it economically advantageous for the lender to exercise the conversion option. The conversion feature is contingent upon the close of the merger, which is reasonably possible to occur. Additionally, the addition of the conversion feature changes the economic terms of the debt instrument significantly, as it introduces a new mechanism for settlement that is favorable to the lender. Based on the debt extinguishment conclusion above, the Company concluded that the transaction resulted in the recognition of an extinguishment gain, computed as the net carrying value of the original debt less the fair value of the new debt. As a result of the creditor being a related party of the Company, the Company followed the guidance in ASC 470-50-40-2 and determined that a rebuttable assumption that debt extinguishment “gains” in transactions with related parties (e.g., the investor is a significant shareholder, part of management, or an affiliate of the issuer) should be recognized as equity contributions (i.e., in APIC and not in earnings) unless there is substantive evidence that the entity would have obtained the same economic outcome in an arm’s-length transaction, which in this case does not exist. The Company also considered the remarks provided during the 2010 AICPA Conference on Current SEC and PCAOB Developments, then SEC Professional Accounting Fellow Sagar Teotia addressed how the SEC staff expects issuers to determine whether an extinguishment transaction with a related party represents a capital transaction. As part of this consideration, the Company determined that the role of the related party in the transaction was to provide the Company with the necessary capital to consummate the business combination referred to within this filing. The Company also considered why the related party would accept the Company’s offer which resulted in the related party accepting a combination of cash and equity securities that was significantly lower in value than the carrying value of the debt and determined that the related party accepted such an offer in order to provide the necessary capital to consummate the business combination referred to within this filing and avoid the dissolution of the Company which would result in the related party receiving significantly less capital, if any. The Company also determined that the substance of the arrangement was a partial forgiveness of an outstanding payable owed to a related party. Based on the conclusions above, the Company determined that the exchange of cash and equity securities in exchange for the outstanding payable with the related party should be accounted for as an extinguishment gain recognized within equity as a capital contribution.

Financial Statements of Alps Global Holding Pubco, page F-103

2.	As it appears that it has been more than a year since the incorporation of Alps Global Holding Pubco (Pubco) on May 14, 2024, we remind you that the Pubco is no longer eligible to continue to rely on the financial statement accommodation for a foreign private issuer that has been in existence less than a year to include an audited balance sheet that is no more than nine months old as well as the corresponding audited statements of comprehensive income, stockholders’ equity and cash flows for the period from the date of inception to the date of the audited balance sheet. Please revise to disclose the Pubco’s fiscal year end and provide updated financial statements accordingly.

Response: We acknowledge the Staff’s comment. The audited financial statements for Alps Global Holding Pubco have been completed and included in Amendment No. 5 accordingly.

Exhibits

3.	Please include currently dated auditor consents. There appears to only be a currently dated auditor consent for Globalink Investment Inc.

Response: We acknowledge the Staff’s comment. The auditor consents of Marcum LLP and UHY Malaysia PLT have been filed as Exhibits 23.1 and 23.2 to Amendment No.5. The auditor consent of Nexia SAB&T is expected to be updated upon completion and updates of the financials statements of Cilo Cybin Holdings Limited for the year ended March 31, 2025.

4.	Please refile Exhibit 10.43 in proper text-searchable format. It appears that the exhibit is currently filed as an image. For guidance, please refer to Item 301 of Regulation S-T.

Response: We acknowledge the Staff’s comment. An updated Exhibit 10.43 in a proper text-searchable format has been filed as an exhibit to Amendment No. 5.

Very truly yours,

/s/ Say Leong Lim
Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors of Globalink Investment Inc.

Very truly yours,

/s/ Tham Seng Kong
Tham Seng Kong
Chief Executive Officer of Alps Global Holding Pubco